UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: June 18, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Announces Change in CFO

BEIJING, June 15, 2012 – China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that Robert Tianruo Pu, the chief financial officer of the Company, has tendered his resignation for personal reasons, effective June 30, 2012. Felix Chungfai Wong, currently the Company’s finance director, will replace Mr. Pu to serve as the chief financial officer. Upon his resignation, Mr. Pu will remain with the Company as a consultant.

“Mr. Pu has made significant contributions to Nuokang’s growth and development since he joined in September 2008. We thank him for his leadership and dedication to the Company. We wish him all the best in his future endeavors,” commented Mr. Baizhong Xue, the Company’s chairman and chief executive officer.

Felix Chungfai Wong joined Nuokang in February 2012 as its finance director. Mr. Wong has three decades of experience in finance, management and accounting in the U.S. and Greater China. He joined Nuokang from ITT Corporation, a company listed on the New York Stock Exchange, where he held various senior financial management positions. Prior to that, he held various senior finance positions across a broad range of industries, including finance manager of Roche (China) Investment Ltd., one of the world’s leading pharmaceutical and diagnostics firms. He also has a decade of auditing experience in large multinational accounting firms in Hong Kong and Singapore. Mr. Wong graduated from the Accountancy Faculty of the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Institute of Chartered Accountants in England & Wales.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China. Nuokang’s principal products include (1) Baquting®, China’s leading hemocoagulase product by market share, (2) Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis, and (3) Alpha Lipoic Acid Capsule, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” "believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

China Nuokang Bio-Pharmaceutical Inc. Mr. Steven Duan Vice President of Investor Relations Email: dsz@nkbp.com	ICR, Inc. Mr. Rob Koepp Tel: (+86) 10-6583-7516 or (646) 405-5180 Email: robert.koepp@icrinc.com